Exhibit 99.1

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF ICON ENERGY CORP.

Consolidated Balance Sheets as of June 30, 2026 (unaudited) and December 31, 2025 (audited)	2
Unaudited Interim Consolidated Statements of Loss for the six-month periods ended June 30, 2026 and 2025	3
Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity for the six-month periods ended June 30, 2026 and 2025	4
Unaudited Interim Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2026 and 2025	5
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	6

ICON ENERGY CORP.
INTERIM CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars except for share data)	Notes	June 30, 2026 (unaudited)	December 31, 2025 (audited)
Assets
Current assets
Cash and cash equivalents		$7,716	$3,880
Restricted cash		—	200
Trade receivables		109	278
Due from manager	3	1,743	—
Inventories		319	314
Prepayments and advances		299	329
Other current assets		202	32
Total current assets		$10,388	$5,033
Non-current assets
Vessels, net	4	49,547	51,268
Restricted cash	7	500	500
Investments in equity securities	2	493	—
Deferred drydocking costs, net	5	3,628	1,409
Deferred issuance costs	8	287	234
Total non-current assets		$54,455	$53,411
Total assets		$64,843	$58,444

Liabilities and shareholders’ equity
Current liabilities
Current portion of long term debt, net of deferred financing costs	7	3,049	2,280
Due to manager	3	—	178
Accounts payable		2,009	1,363
Deferred revenue		448	140
Accrued liabilities		1,201	626
Total current liabilities		$6,707	$4,587
Non-current liabilities
Non-current portion of long term debt, net of deferred financing costs	7	30,772	32,479
Total non-current liabilities		$30,772	$32,479
Total liabilities		$37,479	$37,066

Commitments and contingencies	6	—	—

Shareholders’ equity
Common shares: authorized 750,000,000 shares with a $0.001 par value, 3,870,396 shares issued (of which 3,759,314 shares outstanding) as of June 30, 2026 and 691,977 shares issued and outstanding as of December 31, 2025	8	4	1
Preferred Shares: authorized 250,000,000 shares with $0.001 par value, 21,390 and 18,954 Series A Preferred Shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively, 1,500,000 Series B Preferred Shares, and nil Series C Preferred Shares issued and outstanding as of June 30, 2026 and December 31, 2025	8	2	2
Additional paid-in capital	8	31,901	25,444
Cost of treasury stock (111,082 common shares as of June 30, 2026 and nil as of December 31, 2025)	8	(107)	—
Accumulated Deficit		(4,436)	(4,069)
Total shareholders’ equity		$27,364	$21,378
Total shareholders’ equity and liabilities		$64,843	$58,444

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ICON ENERGY CORP.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF LOSS

		Six-month period ended
(in thousands of U.S. dollars except for share and per share data)	Notes	June 30, 2026	June 30, 2025
Revenue, net	2	$7,832	$3,547
Voyage expenses		(633)	(311)
Vessels operating expenses		(3,121)	(1,995)
Management fees	3	(434)	(298)
General and administrative expenses		(1,531)	(687)
Depreciation and amortization expenses	4	(1,721)	(1,181)
Amortization of deferred drydocking costs	5	(499)	(259)
Operating loss		$(107)	$(1,184)

Interest and finance costs	7,8	(1,369)	(2,040)
Interest income		94	79
Gain/(loss) on equity-linked instruments, net	8,10	1,010	(537)
Other income/(costs), net		5	(12)
Net loss		$(367)	$(3,694)

Cumulative dividends on Series A Preferred Shares	3,8	(2,436)	(1,272)
Net loss attributable to common shareholders		$(2,803)	$(4,966)

Loss per common share, basic and diluted	9	$(0.95)	$(16.81)
Weighted average number of shares, basic and diluted	9	2,947,013	295,474

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ICON ENERGY CORP.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Preferred Shares		Common Shares		Treasury Shares
(in thousands of U.S. dollars except for share data)	No. of Shares	Par Value	No. of Shares	Par Value	No. of Shares	Amount	Additional Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance January 1, 2025	1,515,000	2	7,250	—	—	—	$11,616	$128	$11,746
Issuance of common shares and Placement Agent’s Warrant (Note 8)	—	—	429,796	—	—	—	12,565	—	12,565
Issuance of Series A Preferred Shares (Note 8)	2,249	—	—	—	—	—	2,249	—	2,249
Dividends paid in cash and in kind (Note 8)	—	—	—	—	—	—	(2,402)	—	(2,402)
Net loss for the period	—	—	—	—	—	—	—	(3,694)	(3,694)
Balance June 30, 2025	1,517,249	2	437,046	—	—	—	$24,028	$(3,566)	$20,464

Balance January 1, 2026	1,518,954	2	691,977	1	—	—	$25,444	$(4,069)	$21,378
Issuance of common shares, net of deferred issuance costs (Note 8)	—	—	3,178,419	3	—	—	6,457	—	6,460
Repurchase of common shares (Note 8)	—	—	—	—	(111,082)	(107)	—	—	(107)
Dividends paid in kind (Note 8)	—	—	—	—	—	—	(2,436)	—	(2,436)
Issuance of Series A Preferred Shares (Note 8)	2,436	—	—	—	—	—	2,436	—	2,436
Net loss for the period	—	—	—	—	—	—	—	(367)	(367)
Balance June 30, 2026	1,521,390	2	3,870,396	4	(111,082)	(107)	$31,901	$(4,436)	$27,364

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ICON ENERGY CORP.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six-month period ended
(in thousands of U.S. dollars—except for share data)	Notes	June 30, 2026	June 30, 2025
Cash flows from operating activities
Net Loss		$(367)	$(3,694)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization expenses	4	1,721	1,181
Amortization of financing costs		38	46
Issuance costs and (gain)/loss on equity-linked instruments, net		(1,010)	1,830
Amortization of deferred drydocking costs	5	499	259

(Increase)/decrease in:
Trade receivables		169	(160)
Due from manager	3	(1,743)	—
Inventories		(5)	(161)
Prepayments and advances		30	(30)
Other current assets		(170)	5
Increase/(decrease) in:
Due to manager	3	(178)	141
Accounts payable		428	(34)
Deferred revenue		308	31
Accrued liabilities		273	315

Payments for drydocking	5	(1,896)	—
Net cash used in operating activities		$(1,903)	$(271)

Cash flows from investing activities
Investment in equity securities	2	(493)	—
Vessel acquisitions and improvements	4	—	(5,826)
Net cash used in investing activities		$(493)	$(5,826)

Cash flows from financing activities
Proceeds from issuance of common shares	8	7,620	11,085
Repurchase of common shares	8	(107)	—
Return of paid-in capital	8	—	(153)
Finance and issuance costs paid	7,8	(504)	(302)
Repayment of long-term debt	7	(977)	(1,490)
Net cash provided by financing activities		$6,032	$9,140

Net increase in cash, cash equivalents and restricted cash		$3,636	$3,043
Cash, cash equivalents and restricted cash at the beginning of the period		4,580	1,446
Cash, cash equivalents and restricted cash at the end of the period		$8,216	$4,489

Supplemental cash flow information
Cash paid for interest		$1,310	$783

Non-cash financing activities
Issuance costs paid in kind	8	$100	$—
Finance lease liability	7	—	21,697
Dividend paid in kind on Series A Preferred Shares	8	2,436	2,249
Non-cash investing activities
Vessel acquisition	4	$—	$21,697

Reconciliation of Cash, cash equivalents and restricted cash
Cash and cash equivalents		$7,716	$3,789
Restricted cash, current		—	200
Restricted cash, non-current		500	500
Total cash, cash equivalents and restricted cash		$8,216	$4,489

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ICON ENERGY CORP.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars—except for share and per share data)

1.	Basis of Presentation and General Information:

Overview. Icon Energy Corp. (“Icon” and together with its subsidiaries, the “Company”) was incorporated on August 30, 2023, under the laws of the Republic of the Marshall Islands and provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels. Icon generates revenues by chartering its vessels to regional and international dry bulk operators, commodity traders and end users, primarily on time charters (“TC”) (either index-linked or fixed rate) or voyage charters, depending on market conditions, available opportunities, and other strategic and tactical considerations. As of June 30, 2026, Icon’s fleet comprised of the following dry bulk vessels:

Vessel Name	Vessel Type	Year Built	Charter Type	Earliest Charter Expiration	Latest Charter Expiration
Alfa	Panamax	2006	Fixed rate TC(3)	December 2026	Evergreen(1)
Bravo	Kamsarmax	2007	Index-linked TC	Evergreen(1)	Evergreen(1)
Charlie	Ultramax	2020	Index-linked TC(2)	August 2027	December 2027

(1)	The charter continues indefinitely, subject to 3 months’ termination notice by either party.
(2)	In addition to the daily hire rate, the Company is also entitled to receive part of the fuel cost savings to be realized by the charterer through the use of the vessel’s scrubber.
(3)	Index-linked daily hire rate converted to a fixed rate of $18 for the seven-month period from June to December 2026.

Icon complements its core dry bulk business through selective co-investments in adjacent maritime opportunities alongside experienced industry partners. Under this framework, as of June 30, 2026, Icon owns an approximately 4.7% equity interest in a 2,000 TEU geared container feeder with high reefer capacity, built in 2008.

Formation of the Company. On June 11, 2024, Icon acquired all of the outstanding shares of the investment holding company Maui Shipping Co. (“Maui”) in exchange for 15,000 Series A Cumulative Convertible Perpetual Preferred Shares (the “Series A Preferred Shares”), 1,500,000 Series B Perpetual Preferred Shares (the “Series B Preferred Shares”), and 1,000 common shares of Icon. Maui was incorporated on October 27, 2022, under the laws of the Republic of Marshall Islands and, on May 3, 2023, entered into a deed of transfer of shares with the shareholders of the shipowning company Positano Marine Inc. (“Positano”), whereby all outstanding shares of Positano were transferred to Maui. For further information, including a description of the main characteristics of the Series A Preferred Shares and Series B Preferred Shares, see Note 8 “Capital Structure—Formation of the Company.”

The transactions described above were treated as reorganizations of companies under common control and have been accounted for in a manner similar to the pooling of interests method, as each entity was controlled by the Company’s Chairwoman and Chief Executive Officer. Accordingly, the Company’s unaudited interim condensed consolidated financial statements have been presented by giving retroactive effect to the transactions described above, using historical carrying values of the assets and liabilities of Maui and Positano. The Company’s unaudited interim consolidated statements of loss present the results of operations for the period in which the transfers occurred as if the transfers of shares and exchange of equity interests had occurred on the date Positano was incorporated and as if Positano and Maui were consolidated subsidiaries of the Company from their date of incorporation. Results of operations and cash flows during the presented periods, comprise those of the previously separate entities consolidated. The equity accounts of the entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction and has been given retroactive effect as of the earliest period presented.

Initial public offering. On July 15, 2024, Icon completed the initial public offering of its common shares, which began trading on the Nasdaq Capital Market on July 12, 2024, under the symbol “ICON.” For further information see Note 8, “Capital Structure—Initial public offering.”

Reverse stock splits. Unless otherwise stated, all share and per share amounts in these unaudited interim condensed consolidated financial statements have been retroactively adjusted, as of the earliest period presented, to reflect the one-for-forty reverse stock split of the Company’s common shares effected on April 1, 2025 (the “April 2025 Reverse Stock Split”) and the one-for-five reverse stock split of the Company’s common shares effected on January 8, 2026 (the “January 2026 Reverse Stock Split” and together with the April 2025 Reverse Stock Split, the “Reverse Stock Splits”). For further information see Note 8 “Capital Structure—Reverse Stock Splits.”

Subsidiaries. The accompanying unaudited interim condensed consolidated financial statements include the accounts of Icon and its subsidiaries:

Company	Activity	Incorporation country	Vessel name
Icon Energy Corp.	Parent	Marshall Islands	—
Maui Shipping Co.(1)	Intermediate holding	Marshall Islands	—
Positano Marine Inc.(1)	Shipowning	Marshall Islands	M/V Alfa
Reef Shiptrade Ltd.(1)	Shipowning	Marshall Islands	M/V Bravo
Charlie Marine Ltd.(1)	Bareboat charterer	Marshall Islands	M/V Charlie
Icon Investment Holdings Ltd.(1)	Investment holding	Marshall Islands	—

(1)	Wholly owned subsidiaries

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies and recent accounting pronouncements can be found in Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the Company’s annual report on Form 20-F for the year ended December 31, 2025. There have been no material changes to these policies in the six-month period ended June 30, 2026, other than updates to reflect the passage of time and align with the financial data as of June 30, 2026, and for the six-month period then ended, as well as to include accounting policies that became significant to the Company as of June 30, 2026, and during the six-month period then ended, which are discussed below:

Environmental Credits and Environmental Credit Obligations. In May 2026, the FASB issued ASU 2026-02, “Environmental Credits and Environmental Credit Obligations” (Topic 818). This guidance establishes recognition, measurement, presentation and disclosure requirements for all entities that generate, purchase, or receive environmental credits or have a regulatory compliance obligation that may be settled with environmental credits. This guidance is required to be adopted by the Company in the first quarter of 2028 on a retrospective basis. The Company is evaluating the impact this guidance may have on the consolidated financial statements.

Segmental reporting. The Company transports dry bulk cargoes along global shipping routes through the ownership and operation of dry bulk vessels. The Company has identified its Chairwoman and Chief Executive Officer as the Chief Operations Decision Maker (“CODM”) in accordance with ASC 280 “Segment Reporting.” The CODM manages the business on a consolidated basis and uses the net loss as reported on the consolidated statements of loss to allocate resources, make operating decisions and assess performance, without discrete financial information for each charter type, customer, vessel or vessel type. The Company’s vessels serve the same type of customers, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Also, when the Company charters a vessel, the charterer is generally free to trade such vessel worldwide or within broad geographical limits and, therefore, the disclosure of geographical information is impracticable. As a result, the Company has identified one single reportable segment and the assets of such segment are presented under the caption “Total Assets” in the consolidated balance sheets. The significant expense category of the Company’s sole reportable segment is vessel operating expenses as reported on the consolidated statements of loss. Based on the principles of ASC 280 “Segment Reporting,” the Company believes that disaggregating into more than one reportable segment, would not be meaningful or informative.

Investments in Equity Securities. The Company accounts for equity investments in which it does not have a controlling financial interest, and over which it cannot exercise significant influence, in accordance with ASC 321 “Investments—Equity Securities.” For equity investments that do not have readily determinable fair values (such as privately held consortiums or joint ventures where the Company’s interest is purely passive), the Company has elected to apply the measurement alternative as per ASC 321-10-35-2. Under this alternative, these investments are initially recorded at cost and subsequently measured at cost, less any impairment. If the Company identifies observable price changes in orderly transactions for the identical or a similar investment of the same issuer, it measures its equity investment at fair value in accordance with ASC 820 as of the date that the observable transaction occurred, with the corresponding gain or loss recognized in the consolidated statements of loss. At each reporting date, the Company reassesses whether an investment continues to qualify for the measurement alternative. Dividend income from these investments is recognized in the consolidated statements of loss when the Company’s right to receive payment is established, provided it represents a return on investment rather than a return of capital. The investment is presented in the accompanying unaudited interim consolidated balance sheet as of June 30, 2026 under the caption “Investment in equity securities”.

On May 22, 2026, the Company’s Board of Directors approved the Company’s non-controlling participation in the acquisition of a 2,000 TEU geared container feeder with high reefer capacity, built in 2008. The Company invested $488 in exchange for a 4.7% equity interest in the common stock of the entity that acquired the vessel. The Company also incurred directly attributable acquisition costs of $5. Accordingly, the investment was initially measured at cost of $493.

Impairment of investments in equity securities. The Company assesses its investments in equity securities for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. This assessment considers various factors, including the economic and regulatory environment, the operational performance of the underlying assets, and the overall financial condition of the investee. If qualitative indicators suggest that the fair value of the investment is less than its carrying amount, the Company estimates the fair value of the investment and recognizes an impairment loss in the consolidated statements of loss equal to the difference between the carrying value and the estimated fair value. The Company assessed that there were no adverse events or changes in circumstances between the investment date and June 30, 2026 that would indicate that the investment was impaired.

Revenue, net. For the six-month periods ended June 30, 2026 and 2025, all of the Company’s revenue derived from lease contracts where the Company is the lessor. During the same periods, the Company’s major charterers that individually accounted for more than 10% of the Company’s revenue, were as follows:

	% of Company’s revenue during the six-month periods ended
Charterer	June 30, 2026	June 30, 2025
A	—	99%
B	60%	—
C	22%	—
D	18%	—

Treasury stock. Repurchases of the Company’s common shares are accounted for under the cost method. The cost of common shares repurchased is recorded as treasury stock and presented as a reduction of shareholders’ equity. Treasury shares are considered issued but not outstanding and are excluded from the computation of basic and diluted loss per common share from the date of repurchase. The Company has elected to use the weighted average cost method to determine the cost of treasury shares upon any subsequent reissuance or retirement. The Company does not recognize gains or losses in the consolidated statements of loss from transactions involving its own shares. Differences between the weighted average cost of treasury shares and the proceeds received upon any subsequent reissuance are recorded within additional paid-in capital or accumulated deficit, as applicable. The Company considers the applicable corporate law provisions relating to the acquisition and holding of treasury shares. The acquisition and holding of treasury shares did not result in a restriction of retained earnings or accumulated deficit for the payment of dividends and did not have any other effect of a significant nature.

3.	Transactions with Related Parties:

Pavimar Shipping Co. (Ship management). On November 1, 2023, the Company entered into a management agreement with Pavimar Shipping Co. (“Pavimar”), a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Greek Law 27 of 1975. Pavimar is controlled by the Company’s Chairwoman and Chief Executive Officer. The management agreement with Pavimar became effective on January 18, 2024, and under its terms, Pavimar provided the Company with vessel commercial and technical management services including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services. With effect from April 1, 2026, the services provided by Pavimar to the Company were consolidated under a new agreement (see “Pavimar Shipping Co. (Master management agreement)” below) and all prior management agreements were terminated with all termination fees and other amounts otherwise payable in connection with such terminations being waived. See Pavimar Shipping Co. (Master management agreement) below.

Pavimar Shipping Co. (Services agreement). Pursuant to the services agreement dated October 1, 2023, as amended and restated on April 1, 2024, Pavimar provides the Company with the services of its Chief Executive Officer, Chief Financial Officer and Corporate Secretary. Under that agreement, Pavimar is also eligible to receive incentive compensation from the Company in connection with the services rendered at such times, amounts, and forms as may be determined by the Company’s Board of Directors. No incentive compensation has been approved since October 1, 2023. On April 1, 2026, the independent Compensation Committee of the Company’s Board of Directors approved, and the Company paid, incentive compensation in the amount of $200, which is included in “General and administrative expenses” in the accompanying unaudited interim consolidated statements of loss. With effect from April 1, 2026, the services provided by Pavimar to the Company were consolidated under a new agreement (see “Pavimar Shipping Co. (Master management agreement)” below) and all prior management agreements were terminated with all termination fees and other amounts otherwise payable in connection with such terminations being waived.

Pavimar Shipping Co. (Master management agreement). Effective from April 1, 2026, the Company and Pavimar entered into a new agreement (the “Master Management Agreement”) to supersede and expand upon the existing arrangements between the parties. All prior services and management agreements were terminated with all termination fees and other amounts otherwise payable in connection with such terminations being waived. Pursuant to the Master Management Agreement and under the Company’s direction, Pavimar provides the Company with a range of corporate management and administration services (the “Corporate Services”), including, but not limited to, accounting, representation, tax administration, clerical and secretarial support, corporate officer services (including the services of the Company’s Chief Executive Officer, Chief Financial Officer and Corporate Secretary), third party professional services coordination, investment administration, financial advisory and treasury services. In exchange for the Corporate Services, unless otherwise agreed on a case by case basis, Pavimar charges a quarterly fee of $25 per vessel plus $125 for the group as a whole, a 1.00% capital raising commission on all gross capital raised by the Company in capital and debt markets, an annual investment administration fee equal to 1.00% of the net asset value of the Company’s passive investments, and a contingent fee equal to 15% of realized net profits, if any, from the Company’s passive investments. In addition, Pavimar provides the Company with vessel commercial and technical management services (the “Ship Management Services”), including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services. In exchange for the Ship Management Services, unless otherwise agreed on a case by case basis, Pavimar charges a daily management fee of $0.8 per vessel, a performance incentive of 1.25% on all gross income arising out of or in connection with the use or operations of the Company’s vessels, and a commission of 1.00% on the gross sale or purchase price on each vessel sale or purchase transaction. The Master Management Agreement also provides for annual inflation adjustments to fixed fees, reimbursement of out-of-pocket costs and expenses, extraordinary fees for incremental services that may be requested by the Company, and allows for incentive compensation at such times, amounts, and forms as may be determined by the Company’s Board of Directors. The Master Management Agreement has a term of eight years, renewing annually, and provides for payment of a termination fee equal to the fixed fees that would otherwise be payable over the remaining term of the Master Management Agreement.

In relation to the Ship Management Services, including the respective services under the superseded ship management agreement, total charges by Pavimar during the six-month periods ended June 30, 2026 and 2025, comprise of technical management fees of $434 and $298, respectively, and performance incentives of $129 and $35, respectively. These amounts are included in “management fees” and “voyage expenses,” respectively, in the accompanying unaudited interim consolidated statements of loss. In relation to the Corporate Services, including the respective services under the superseded services agreement, total charges by Pavimar during the six-month periods ended June 30, 2026 and 2025, amounted to $211 and $7, respectively. These amounts are included in “General and administrative expenses” in the accompanying unaudited interim consolidated statements of loss, save for an amount of $6 which relates to capital raising commissions during the six-month period ended June 30, 2026, which is accounted for as a deduction from the respective proceeds and included in “Additional paid-in capital” in the accompanying unaudited interim consolidated balance sheet.

Further, to enable Pavimar to make payments relating to vessel operating expenses on behalf of the Company, the Company makes monthly working capital advances to Pavimar. Occasional and extraordinary funding needs, including those in relation to drydockings, are covered upon request or reimbursed at cost. Under these arrangements, the outstanding balance was $1,743 due from Pavimar as of June 30, 2026, and $178 due to Pavimar as of December 31, 2025. These amounts are reflected in “Due from manager” and “Due to manager,” respectively, in the accompanying unaudited interim consolidated balance sheet as of June 30, 2026 and the accompanying consolidated balance sheet as of December 31, 2025.

Atlantis Holding Corp. The sole holder of the Series A Preferred Shares and Series B Preferred Shares is Atlantis Holding Corp., an entity incorporated in the Republic of the Marshall Islands, controlled by the Company’s Chairwoman and Chief Executive Officer.

Dividends accrued on the Series A Preferred Shares for the six-month periods ended June 30, 2026 and 2025, amounted to $2,436 and $1,272, respectively, and are presented in the accompanying unaudited interim consolidated statements of loss as a deduction from the net loss of the relevant periods to derive the net loss attributable to common shareholders.

Dividends paid on Series A Preferred Shares during the six-month periods ended June 30, 2026 and 2025 amounted to $2,436 and $2,249, respectively. Such dividends were paid in kind by issuing 2,436 and 2,249 Series A Preferred Shares on June 30, 2026 and 2025, respectively (see Note 8 “Capital Structure” and Note 12 “Subsequent Events”).

4.	Vessels, net:

The movement in “Vessels, net”, between the periods presented in the accompanying unaudited interim consolidated balance sheet as of June 30, 2026 and the accompanying consolidated balance sheet as of December 31, 2025 is analyzed as follows:

	Vessels cost	Accumulated Depreciation and Amortization	Vessels, net
Balance, January 1, 2026	$57,213	$(5,945)	$51,268
Depreciation and amortization expenses	—	(1,721)	(1,721)
Balance, June 30, 2026	$57,213	$(7,666)	$49,547

Right-of-use assets under finance leases. On March 21, 2025, the Company entered into a bareboat agreement with an unaffiliated third party to charter-in, with the option to eventually purchase, a 2020-built, scrubber-fitted, Eco, Ultramax, dry bulk carrier with a carrying capacity of 63,668 dwt. On June 21, 2025, the Company took delivery of the vessel and renamed it M/V Charlie. Pursuant to that agreement, the Company made two advance payments of $2,750 each, the first upon signing, and the second upon delivery. The Company is committed to pay a hire rate of $7.50 per day over the bareboat charter period, and $18,000 at the end of its term in June 2028, if the Company exercises its option to purchase the vessel. The Company has declared its intention to exercise such purchase option, subject to certain conditions. The Company assessed the terms of the aforementioned bareboat agreement considering the lease classification criteria under ASC 842 “Leases” and concluded that the agreement is a finance lease. Consequently, upon inception of the lease, the Company has recognized a finance lease liability (see Note 7 “Long-Term Debt”) and recorded a right of use asset under finance lease in an amount of $28,100.

5.	Deferred Drydocking Costs, net:

The movement in “Deferred drydocking costs, net”, between the periods presented in the accompanying unaudited interim consolidated balance sheet as of June 30, 2026 and the accompanying consolidated balance sheet as of December 31, 2025 is analyzed as follows:

Deferred drydocking costs, net
Balance, January 1, 2026	$1,409
Additions	2,718
Amortization / write-off	(499)
Balance, June 30, 2026	$3,628

The additions to deferred drydocking costs presented above relate to costs incurred for the drydocking of the M/V Alfa and the M/V Bravo. The M/V Alfa completed her drydocking in May 2026 and the M/V Bravo in June 2026.

6.	Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company is member of a protection and indemnity association (“P&I Club”) that is a member of the International Group of P&I Clubs, which covers its third-party liabilities in connection with its shipping activities. Members of P&I Clubs are typically subject to possible supplemental amounts or calls, payable to the P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group of P&I Clubs.

The Company also accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company’s protection and indemnity insurance coverage for pollution is $1,000,000 per vessel per incident.

Commitments under long-term lease contracts. The minimum contracted revenue expected to be recognized on the non-cancellable time charters of the Company’s vessels as of June 30, 2026, is estimated as follows:

Year	Amount
2026	8,823
2027	5,046
Total	$13,869

The amount of minimum contracted revenue is estimated by reference to the contracted period and hire rate, net of charterers’ commissions but before brokerage and commercial management commissions and assuming no unforeseen off-hire days. For index-linked contracts, minimum contracted revenue is estimated by reference to the average of the relevant index during the 15 days preceding the calculation date.

7.	Long-Term Debt:

The amount of long-term debt shown in the accompanying unaudited interim consolidated balance sheet as of June 30, 2026 and December 31, 2025, is analyzed as follows:

	June 30, 2026	December 31, 2025
Total long-term debt
Loan agreement	$13,500	$13,900
Finance lease liability	20,465	21,042
Less: Deferred financing costs	(144)	(183)
Total long-term debt, net of deferred financing costs	$33,821	$34,759

Current portion of long-term debt
Loan agreement	$1,910	$1,170
Finance lease liability	1,209	1,186
Less: Current portion of deferred financing costs	(70)	(76)
Current portion of long-term debt, net of deferred financing costs	$3,049	$2,280

Non-current portion of long-term debt
Loan agreement	$11,590	$12,730
Finance lease liability	19,256	19,856
Less: Non-current portion of deferred financing costs	(74)	(107)
Non-current portion of long-term debt, net of deferred financing costs	$30,772	$32,479

Loan agreement. On September 16, 2024, Positano and Reef Shiptrade Ltd. (“Reef”), as joint and several borrowers, together with Maui, as guarantor, entered into a new term loan facility (the “Maui Term Loan Facility”) with a leading international financial institution for up to $91,500, consisting of a committed portion of up to $16,500 and an uncommitted upsize option of up to another $75,000. On September 19, 2024, the entities borrowed the $16,500 committed portion in full, to finance part of the purchase price of the M/V Bravo and to leverage the M/V Alfa. The borrowed portion of the Maui Term Loan Facility is secured by, among other things, (i) a first priority mortgage on the M/V Alfa and the M/V Bravo, (ii) an assignment of their earnings and insurances, (iii) a pledge of their earnings accounts, and (iv) a pledge of the equity interests of each of the Company’s subsidiaries owning the mortgaged vessels. The Maui Term Loan Facility contains certain undertakings that may limit or restrict the borrower’s and the guarantor’s ability to (i) incur additional indebtedness, (ii) make any substantial change to the nature of their business, (iii) pay dividends, (iv) sell the mortgaged vessels or change their management, and (v) effect a change of control, enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction or joint venture arrangement. It also contains certain financial covenants, requiring the borrowers to maintain (i) minimum restricted cash deposits of $250 per mortgaged vessel, (ii) reserves for upcoming vessel drydocking costs and (iii) a maximum ‘loan to mortgaged vessels value’ ratio of 65%. As of June 30, 2026, the Company was in compliance with all applicable financial covenants.

The uncommitted upsize option of up to another $75,000 under the Maui Term Loan Facility may be made available to the Company, in whole or in parts, to finance future vessel acquisitions. This portion of the Maui Term Loan Facility remains free of interest or other fees, and the Company is not obliged to borrow it, or any part thereof. The terms of borrowing this portion, or any part thereof, will be determined at the time it is requested.

During the six-month period ended June 30, 2026, the weighted average interest rate on the borrowed portion of the Maui Term Loan Facility was 7.64%. The amount outstanding as of June 30, 2026, is repayable in quarterly installments, with a balloon payment due at maturity in December 2028:

Year	Amount
2026	$770
2027	2,280
2028	10,450
Total	$13,500

Finance lease liability. The Company, after assessing the terms of the bareboat agreement for M/V Charlie (see Note 4 “Vessels, net”) considering the lease classification criteria under ASC 842 “Leases,” concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability, which was initially measured at $21,697, being the net present value of the lease payments to be made over the lease term, including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 7.6%. As of June 30, 2026, the outstanding balance was $20,465, repayable in 24 consecutive monthly installments, including the purchase option at the end of the lease term in June 2028.

The following table presents such lease payments, including the purchase option, on an undiscounted basis:

Year	Amount
2026	$1,380
2027	2,738
2028	19,140
Total lease payments (undiscounted)	$23,258
Less: Discount based on incremental borrowing rate	(2,793)
Total finance lease liability	$20,465

The revenue generated from the right of use asset under finance lease during the six-month period ended June 30, 2026, was $3,316 and is included in “Revenue, net” in the accompanying unaudited interim consolidated statement of loss.

8.	Capital Structure:

Formation of the Company. On June 11, 2024, Icon acquired all of the outstanding shares of Maui in exchange for 15,000 Series A Preferred Shares, 1,500,000 Series B Preferred Shares, and 1,000 common shares of Icon. Maui was incorporated on October 27, 2022, under the laws of the Republic of Marshall Islands and, on May 3, 2023, entered into a deed of transfer of shares with the shareholders of Positano, whereby all outstanding shares of Positano were transferred to Maui. The transaction was accounted for as described in Note 1 “Basis of Presentation and General Information” herein. The main characteristics of the Series A Preferred Shares and the Series B Preferred Shares are as follows:

•
Series A Preferred Shares have a stated amount of $1,000 each, are perpetual, non-redeemable, have no maturity date and rank senior to the Company’s common shares and Series B Preferred Shares, with respect to dividend distributions and distributions upon liquidation, dissolution or winding up of the affairs of the Company, or upon sale of all or substantially all of the assets, property or business of the Company, or upon a change of control of the Company.

Each holder of Series A Preferred Shares has the right, subject to certain conditions, at any time commencing on July 16, 2025 and until July 15, 2032, to convert all (but not a portion), of the Series A Preferred Shares beneficially held by such holder into a number of common shares equal to the quotient of the aggregate stated amount of the Series A Preferred Shares converted plus any accrued and unpaid dividends divided by the conversion rate then in effect. The conversion rate is equal to the lower of (i) $1,200 per common share, subject to certain anti-dilution adjustments (i.e. in the event of capital reorganization, merger, stock dividend or other distribution of the Company’s assets, stock split or combination) (the “Pre-Determined Price”) and (ii) the volume weighted average price (“VWAP”) of the Company’s common shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion. The Pre-Determined Price is also subject to adjustments, when the Company issues equity securities at prices below the Pre-Determined Price then in effect. In that event, the Pre-Determined Price shall be reduced to an amount equal to the effective price of such issuance of equity securities. Such adjustment, may have an effect incremental to maintaining the value of the conversion privilege and, therefore, constitutes a down round feature. The issuance of the Company’s equity securities in the January 2025 offering, the ATM Agreement and pursuant to the Standby Equity Purchase Agreement (all discussed below), would have triggered such feature, however, same have been deemed to be issuances of “Excluded Shares” as defined in the terms of the Series A Preferred Shares and, therefore, all potential adjustments to the Pre-Determined Price as a result of the January 2025 offering and the issuance of common shares pursuant to the Standby Equity Purchase Agreement have been waived.

The holders of Series A Preferred Shares have no voting rights, subject to limited exceptions, and are entitled to receive biannual dividends, on each June 30 and December 31, payable in cash or in kind (in the form of additional Series A Preferred Shares) or in a combination thereof, in the Company’s option, accruing at the applicable dividend rate per annum on the stated amount per Series A Preferred Share and on any unpaid accrued dividends. Dividends on Series A Preferred Shares are cumulative and accrue, whether or not declared by the Company’s Board of Directors, however, such dividends are payable only when, as, and if declared by the Company’s Board of Directors. In each event of non-payment or payment in kind, the dividend rate then in effect shall increase by a factor of 1.33 (“Non-payment Rate Adjustment”) or 1.30 (“PIK Rate Adjustment”), respectively, from the day of such event onwards. On the day a previous non-payment is rectified by payment in cash, the relevant Non-payment Rate Adjustment will cease to apply. If the previous non-payment is rectified by payment in kind, the relevant Non-payment Rate Adjustment will cease to apply and the PIK Rate Adjustment will be permanently applied instead. Partial non-payments, payments in kind or rectifications of previous non-payments, will be treated proportionally.

On June 30, 2026, December 31, 2025, and June 30, 2025, the Company issued 2,436, 1,705 and 2,249 Series A Preferred Shares, respectively, as payment-in-kind for the dividends accrued up to such dates, totaling $6,390. The PIK Rate Adjustment that would otherwise have occurred as a result of the Company’s election to pay the June 30, 2026 dividend on the Series A Preferred Shares in kind has been waived and the applicable dividend rate remained at 25.7% (see also Note 3 “Transactions with Related Parties” and Note 12 “Subsequent Events” herein).

The holders of Series A Preferred Shares also have the right to participate, on an as-converted basis, in certain non-recurring dividends and distributions declared or made on common shares. Accordingly, the sole holder of Series A Preferred Shares did not participate on an as-converted basis or otherwise, in any of the dividends the Company has declared and paid to common shareholders. Lastly, no cash dividend may be paid to common shareholders unless full cumulative dividends have been, or contemporaneously are being, paid or provided for on all outstanding Series A Preferred Shares for all prior and then-ending dividend periods. Nevertheless, the sole holder of the Series A Preferred Shares has consented to the payment of all the dividends the Company has so far declared and paid to common shareholders.

•
Series B Preferred Shares are perpetual, non-redeemable, not convertible into common shares, have no maturity date and rankpari-passu with the Company’s common shares. Each Series B Preferred Share has the voting power of 1,000 common shares and counts for 1,000 votes for purposes of determining quorum at a meeting of shareholders, subject to adjustments to maintain a substantially identical voting interest in the Company following certain events. The holders of Series B Preferred Shares have no dividend or distribution rights, other than upon the Company’s liquidation, dissolution or winding up, in which event the holders of Series B Preferred Shares shall be entitled to receive a payment up to an amount equal to the par value per Series B Preferred Share. Also, if the Company declares or makes any dividend or other distribution of voting securities of a subsidiary to the holders of the Company’s common shares by way of a spin off or other similar transaction, then, in each such case, each holder of Series B Preferred Shares shall be entitled to receive preferred shares of the subsidiary whose voting securities are so distributed with at least substantially similar rights, preferences, privileges and voting powers, and limitations and restrictions as those of the Series B Preferred Shares.

Shareholders’ rights agreement. On July 11, 2024, the Company entered into a shareholders’ rights agreement (the “Rights Agreement”) with Computershare Trust Company, N.A., as rights agent. Pursuant to the Rights Agreement, each of the Company’s common shares includes one right (“Right”) that entitles the holder to purchase from the Company one one-thousandth of a share of Series C Participating Preferred Share (the “Series C Preferred Share”) for $5,000 (the “Series C Exercise Price”), once the Rights become exercisable, subject to specified adjustments. The Rights will separate from the common shares and become exercisable only if a person or group acquires beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of the Company’s outstanding common shares, in a transaction not approved by the Company’s Board of Directors, provided that none of the Company’s Chairwoman and Chief Executive Officer or her controlled affiliates will be considered an “acquiring person.” In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, in lieu of one one-thousandth of a Series C Preferred Share, upon payment of the Series C Exercise Price, a number of the Company’s common shares having a then-current market value (as defined in the Rights Agreement) equal to twice the Series C Exercise Price. In addition, if the Company is acquired in a merger or other business combination after an acquiring person acquires 10% (15% in the case of a passive institutional investor) or more of the Company’s common shares, each holder of a Right will thereafter have the right to purchase, in lieu of one one-thousandth of a Series C Preferred Share, upon payment of the Series C Exercise Price, a number of common shares of the acquiring person having a then-current market value equal to twice the Series C Exercise Price. The acquiring person will not be entitled to exercise these Rights. Furthermore, the Company’s Board of Directors may redeem the Rights for $0.001 per Right under certain circumstances. If the Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.001 per Right. In addition, after a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of the Company’s outstanding common shares, the Board of Directors may extinguish the Rights by exchanging one common share or an equivalent security for each Right, other than Rights held by the acquiring person. In certain circumstances, the Company may elect to exchange the Rights for cash or other of the Company’s securities having a value approximately equal to one common share. Under the Rights Agreement’s terms, it will expire on July 11, 2034.

Initial public offering. On July 15, 2024, the Company completed the initial public offering of 6,250 of its common shares, at an offering price of $800 per share, for gross proceeds of approximately $5,000, before deducting underwriting discounts and offering expenses. Icon’s common shares began trading on the Nasdaq Capital Market on July 12, 2024, under the symbol “ICON.” Issuance costs directly attributable to the Company’s initial public offering were initially deferred and, in turn, charged against the gross proceeds of that offering.

First Representative’s Warrant. On July 15, 2024, in connection to the Company’s initial public offering, the Company issued to Maxim Group LLC, for acting as sole book-running manager, a warrant to purchase up to 400 common shares, in whole or in parts, at an exercise price of $880 per common share, subject to certain anti-dilution adjustments (i.e. in the event of capital reorganization, merger, stock dividend or other distribution of the Company’s assets, stock split or combination)  (the “First Representative’s Warrant”). If at the time of exercise of the First Representative’s Warrant there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of, the common shares issuable upon such exercise, then the First Representative’s Warrant may only be exercised, in whole or in part, by means of a cashless exercise in which case, the holder shall be entitled to receive a number of common shares equal to the difference between the applicable spot price per common share of the Company (as determined in the First Representative’s Warrant) and the exercise price then in effect, multiplied by the number of common shares that would be issuable upon a cash exercise, divided by the applicable spot price per common share of the Company (as determined in the First Representative’s Warrant). The First Representative’s Warrant is exercisable on or after January 11, 2025, expires on July 11, 2027, and does not entitle its holder to any voting rights, dividends or other rights as a shareholder of the Company prior to its exercise. As of June 30, 2026, no First Representative’s Warrants had been exercised. The accounting of the First Representative’s Warrant was assessed in accordance with the Company’s policy for distinguishing liabilities from equity (see Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the Company’s annual report on Form 20-F for the year ended December 31, 2025) and it was determined that classification as equity is appropriate and that no features required bifurcation. In addition, since the First Representative’s Warrant was issued to Maxim Group LLC for its services in connection with the Company’s initial public offering, the Company considered the provisions of ASC 718 “Compensation-Stock Compensation” and the cost of the First Representative’s Warrant was classified within shareholders’ equity, against the respective offering proceeds.

January 2025 offering. On January 24, 2025, the Company completed a public offering of 45,802 units, each unit consisting of one common share and one warrant (the “Class A Warrants”) to purchase common shares, at an offering price of $262 per unit (such numbers retroactively adjusted for the Reverse Stock Splits), for gross proceeds of approximately $12,000, before deducting underwriting discounts and offering expenses. Issuance costs directly attributable to the Company’s January 2025 offering were immediately expensed, since the Class A Warrants were classified as a liability (see section “Class A Warrants” below) at an initially estimated fair value that exceeded the proceeds received. Such issuance costs, amounting to $1,293, are included in “interest and finance costs, net” in the accompanying unaudited interim consolidated statement of loss for the six-month period ended June 30, 2025. The Company’s principal purpose for the offering was to obtain additional capital to fund its operations and growth, including, among other things, funding for working capital needs, debt repayments and fleet expansion.

Placement Agent’s Warrant. On January 24, 2025, in connection to the Company’s January 2025 offering, the Company issued to Maxim Group LLC, for acting as placement agent, a warrant to purchase up to 2,290 common shares, in whole or in parts, at an exercise price of $288.20 per common share, subject to certain anti-dilution adjustments (i.e. in the event of capital reorganization, merger, stock dividend or other distribution of the Company’s assets, stock split or combination)  (the “Placement Agent’s Warrant”). If at the time of exercise of the Placement Agent’s Warrant there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of, the common shares issuable upon such exercise, then the Placement Agent’s Warrant may only be exercised, in whole or in part, by means of a cashless exercise in which case, the holder shall be entitled to receive a number of common shares equal to the difference between the applicable spot price per common share of the Company (as determined in the Placement Agent’s Warrant) and the exercise price then in effect, multiplied by the number of common shares that would be issuable upon a cash exercise, divided by the applicable spot price per common share of the Company (as determined in the Placement Agent’s Warrant). The Placement Agent’s Warrant is exercisable on or after July 24, 2025, expires on July 24, 2028, and does not entitle its holder to any voting rights, dividends or other rights as a shareholder of the Company prior to its exercise. As of June 30, 2026, no Placement Agent’s Warrants have been exercised. The accounting of the Placement Agent’s Warrant was assessed in accordance with the Company’s policy for distinguishing liabilities from equity (see Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the Company’s annual report on Form 20-F for the year ended December 31, 2025) and it was determined that classification as equity is appropriate and that no features required bifurcation. In addition, since the Placement Agent’s Warrant was issued to Maxim Group LLC for its services in connection with the Company’s January 2025 offering, the Company considered the provisions of ASC 718 “Compensation-Stock Compensation” and the cost of the Placement Agent’s Warrant was immediately expensed similarly to the issuance costs related to the January 2025 offering, discussed above.

Class A Warrants. The Class A Warrants included in the units sold by the Company in its January 2025 offering were immediately exercisable upon issuance, subject to certain beneficial ownership limitations, and expire on January 24, 2028. The Class A Warrants also contain certain (i) provisions adjusting the exercise price and number of underlying common shares and (ii) mechanisms pursuant to which the holders can exercise each Class A Warrant for no additional cash consideration. Based on the combination of these features, the maximum number of underlying common shares ranged between 45,802 and 458,015. As of March 31, 2025, substantially all of the Class A Warrants had been exercised via such cashless mechanism and the Company issued 383,976 common shares. The remaining Class A Warrants can be exercised for up to 10 common shares. The accounting of the Class A Warrants was assessed in accordance with the Company’s policy for distinguishing liabilities from equity (see Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the Company’s annual report on Form 20-F for the year ended December 31, 2025) and it was determined that the Class A Warrants cannot be considered indexed to the Company’s stock due to alternative settlement method and, therefore, they were recorded as liabilities at fair value. The excess of such fair value over the proceeds received was recognized as a loss in the unaudited interim consolidated statement of loss for the three-month period ended March 31, 2025. Upon each settlement and reporting period end date, the Class A Warrants were remeasured to their fair value with the resulting gain/(loss) from changes in fair value being recorded in the unaudited interim consolidated statement of loss, the respective liability settled, and shares issued recorded in equity with appropriate allocation between par value and additional paid in capital. During the three-months period ended March 31, 2025 the Company recorded a net loss of $537, which is included in “Gain/(loss) on equity-linked instruments, net” in the accompanying unaudited interim consolidated statement of loss. For further details about these fair value measurements see Note 10 “Financial Instruments and Fair Value Disclosures.”

NASDAQ Minimum Bid Price. On March 7, 2025, the Company received a written notification from The Nasdaq Stock Market (“Nasdaq”), indicating that because the closing bid price of its common shares for 30 consecutive trading days, from January 23, 2025, to March 6, 2025, was below $1.00 per share, the Company was no longer in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). On April 1, 2025, the Company effected the April 2025 Reverse Stock Split (as discussed below) and subsequently received a letter from Nasdaq confirming that the Company had regained compliance with the Minimum Bid Price Requirement.

Reverse stock splits. On April 1, 2025, Icon effected a reverse stock split (the “April 2025 Reverse Stock Split”), whereby every forty of its issued and outstanding common shares were automatically converted into one. On January 8, 2026, Icon effected a further reverse stock split (the “January 2026 Reverse Stock Split” and together with the April 2025 Reverse Stock Split, the “Reverse Stock Splits”), whereby every five of its issued and outstanding common shares were automatically converted into one. The Reverse Stock Splits were effected without any change in the par value per share or the total number of common shares Icon is authorized to issue. Also, the Reverse Stock Splits did not (i) affect any common shareholder’s ownership percentage (except as a result of the cancellation of fractional shares which were settled in cash), (ii) have any direct impact on the market capitalization of the Company, or (iii) modify any voting rights or other terms of the common shares. Immediately before the January 2026 Reverse Stock Split, Icon had 3,460,000 issued and outstanding common shares, which were reduced to 691,977 issued and outstanding common shares.

Standby Equity Purchase Agreement. On August 27, 2025, the Company entered into a Standby Equity Purchase Agreement (“SEPA”) with YA II PN, Ltd., a Cayman Islands exempt limited company (“Yorkville”), pursuant to which the Company has the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for, up to $20,000 (the “Commitment Amount”) of the Company’s common shares, from time to time during a three-year commitment period ending August 27, 2028, subject to certain conditions, including trading volume thresholds and the Company having in place an effective registration statement for the resale by Yorkville of the common shares to be issued under the SEPA. The SEPA does not require Yorkville to subscribe for or acquire any common shares under the SEPA if those common shares, when aggregated with all other common shares beneficially owned by Yorkville and its affiliates, would result in Yorkville and its affiliates (on an aggregated basis) beneficially owning more than 4.99% of the then outstanding voting power or number of common shares. Under each Advance, the Company may issue common shares to Yorkville at a price equal to either (i) 96% of the daily VWAP during a one-day pricing period or (ii) 97% of the lowest daily VWAP during a three-day pricing period, at the Company’s election.

In connection with the SEPA, the Company paid to Yorkville a structuring and due diligence fee in the amount of $25. In addition, the Company agreed to pay a commitment fee equal to 1% of the Commitment Amount as follows: half due at execution of the SEPA, and the remaining half due at the earlier of (i) $10,000 worth of Advances or (ii) the 6-month anniversary of the execution of the SEPA. At each due date, the Company had the option, at its discretion, to pay all or a portion of the commitment fee then due by the issuance of such number of common shares that is equal to the applicable portion of the commitment fee divided by the average of the daily VWAPs of the Company’s common shares during the three trading days immediately prior to the applicable due date. Upon the execution of the SEPA, the Company issued 9,049 common shares to Yorkville in satisfaction of the first half of the commitment fee and on March 3, 2026, issued an additional 72,386 common shares in satisfaction of the remaining balance.

The accounting of the SEPA, which, subject to its terms and conditions, gives the right to the Company to require Yorkville to purchase common shares from the Company (“put right”), was assessed in accordance with the Company’s policy for contracts in its own equity (see Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the Company’s annual report on Form 20-F for the year ended December 31, 2025) and it was determined that the SEPA is an equity-linked instrument that does not qualify for equity classification. Accordingly, the put right was measured at fair value on the agreement date and remeasured as of December 31, 2025 and as of June 30, 2026. The Company analyzed the terms of the freestanding put right and concluded that its fair value was de-minimis at all measurement dates.

During the six-month period ending June 30, 2026, the Company issued 1,976,780 common shares under the SEPA, resulting in net proceeds of $5,925 and a net gain on issuance of $1,010 which is included in “Gain/(loss) on equity-linked instruments, net” in the accompanying unaudited interim consolidated statement of loss. As of such date, $12,668 of the Commitment Amount remains available for future Advances.

Share Repurchase Program. On December 18, 2025, the Company’s Board of Directors authorized a share repurchase program under which the Company may, from time to time, repurchase up to an aggregate of $1,000 of its outstanding common shares through December 31, 2026 (the “Program”). Repurchases under the Program may be made, from time to time, in privately negotiated transactions, in open market transactions, or by other means, including through trading plans intended to qualify under Rule 10b-18 and/or Rule 10b5-1 of the U.S. Securities Exchange Act of 1934, as amended. The amount and timing of any repurchases made under the Program will be at the Company’s sole discretion and will depend on a variety of factors, including legal requirements, market conditions, other investment opportunities, available liquidity, and the prevailing market price of the Company’s common shares. The Program does not obligate the Company to repurchase any dollar amount or number of common shares and may be suspended or discontinued at any time at the Company’s discretion. As of June 30, 2026, 111,082 common shares had been repurchased and held as treasury stock under the Program, for an aggregate gross amount of $107.

ATM Agreement: On February 4, 2026, the Company entered into an at-the-market offering agreement (the “ATM Agreement”) with Maxim Group LLC (“Maxim”). Under the terms of the ATM Agreement, the Company may, from time to time, offer and sell its common shares having an aggregate offering value of up to $3,400 to or through Maxim, acting as sales agent. The timing and amount of any sales under the ATM Agreement are at the Company’s sole discretion. During the six-month period ending June 30, 2026, the Company issued 1,129,253 common shares pursuant to the ATM Agreement for aggregate net proceeds of $1,749.

9.	Loss per common share:

All common shares issued have equal rights and participate in dividends. Profit or loss attributable to common shareholders is adjusted by the contractual amount of dividends on Series A Preferred Shares. Diluted loss per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net loss.

	Six-month periods ended
	June 30, 2026	June 30, 2025
Net loss	$(367)	$(3,694)
Cumulative dividends on Series A Preferred Shares	(2,436)	(1,272)
Net loss attributable to common shareholders	$(2,803)	$(4,966)
Divided by: Weighted average number of common shares, basic and diluted	2,947,013	295,474
Loss per common share, basic and diluted	$(0.95)	$(16.81)

Securities that could potentially dilute basic loss per common share in the future that were not included in the above computation of diluted loss per common share, because to do so would have anti-dilutive effect, are (i) the First Representative’s Warrant, (ii) the Placement Agent’s Warrant, (iii) the Class A Warrants and (iv) the Series A Preferred Shares (see Note 8 “Capital Structure” herein).

10.	Financial Instruments and Fair Value Disclosures:

Credit risk. Financial instruments which potentially subject the Company to significant concentrations of credit risk, consist principally of trade receivables, amounts due from Pavimar, and cash, cash equivalents and restricted cash. The Company limits its credit risk by performing ongoing credit evaluations of its counterparties’ financial condition and by collecting its trade receivables mainly in advance. The Company generally does not require collateral for its trade receivables, but when considered necessary it may pursue additional securities and guarantees from its customers. Also, the Company places its cash and cash equivalents with established financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions.

Fair value. The carrying values of the Company’s trade receivables, amounts due from/to the manager, accounts payable, and accrued liabilities, approximate their respective fair values due to the short-term nature of these financial instruments. Cash, cash equivalents and restricted cash are considered as Level 1 items in accordance with the fair value hierarchy. The recorded value of the Company’s long-term debt is a reasonable estimate of its fair value as it bears interest at a variable rate based on SOFR, which is observable at commonly quoted intervals for the full term of the long-term debt. Therefore, long-term debt is considered as a Level 2 item in accordance with the fair value hierarchy.

Estimating fair values of asset or liability classified financial instruments requires the development of estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are highly volatile and sensitive to changes in the trading market price of the Company’s common shares. In estimating the fair value of the Class A Warrants, the Company considered their features, including their immediate exercisability, the holders’ cashless exercise option and the maximum underlying common shares, and determined it is appropriate to value them through Level 1 inputs, namely the quoted closing market price of the Company’s common shares on each measurement date. Accordingly, the Company initially recognized the Class A Warrants at an estimated fair value of $46,269. The excess of such fair value over the proceeds received, amounting to $34,278, was recognized as a loss in the unaudited interim consolidated statement of loss for the six-month period ended June 30, 2025. Substantially all of the Class A Warrants were exercised between February 11, 2025, and March 27, 2025, and from the non-recurring fair value measurements during that period, the Company recorded (i) a gain on settlement of $3,945 and (ii) a gain from changes in fair value of $29,796. The gain from the recurring measurement of the fair value of the outstanding Class A Warrants as of June 30, 2026, and the fair value of the outstanding Class A Warrants as of that date were not material.

As described in Note 8 “Capital Structure”, the Company classifies the SEPA as an equity-linked instrument measured at fair value. Upon the settlement of Advances under the SEPA, the Company measures the common shares issued at their fair value on the issuance date.

The effect of these financial instruments is included in “Gain/(loss) on equity-linked instruments, net” in the accompanying unaudited interim consolidated statements of loss. The following table presents the effect of the Company’s financial instruments measured at fair value on the unaudited interim consolidated statements of loss for the six-month periods ended June 30, 2026 and 2025:

	Six-month periods ended June 30,
Financial instruments	2026	2025
Class A Warrants	$—	$(537)
Gain on settlement of shares issued under the SEPA	1,010	—
Total gain/(loss) on equity-linked instruments, net	$1,010	$(537)

11.	Taxes:

Marshall Islands tax considerations. Icon and all of its subsidiaries are incorporated in the Republic of the Marshall Islands as non-resident corporations pursuant to the Marshall Islands Business Corporations Act (the “BCA”) and are not doing business in the Republic of the Marshall Islands. As such, Icon and all of its subsidiaries are not subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payment of dividends to their respective shareholders, and their shareholders that are not residents of or domiciled or carrying on any commercial activity in the Republic of the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of their shares.

Taxation on United States source income. Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. federal income tax on such income if the company meets the following requirements: (a) the company is organized in a foreign country that grants an equivalent exception to corporations organized in the U. S. and (b) either (i) more than 50 percent of the value of the company’s stock is owned, directly or indirectly, by individuals who are “residents” of the company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the U.S. (the “50% Ownership Test”) or (ii) the company’s stock is “primarily and regularly traded on one or more established securities markets” in its country of organization, in another country that grants an “equivalent exemption” to corporations organized in the U.S., or in the U.S. (the “Publicly-Traded Test”). For the purposes of the Publicly-Traded Test, the regulations provide that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock used to satisfy the Publicly-Traded Test that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. Furthermore, the stock of a foreign corporation will be considered “regularly traded” if one or more classes of its stock representing 50% or more of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets.

The jurisdiction where Icon and its subsidiaries are incorporated grant an equivalent exemption to United States corporations. The Company believes that it will satisfy the 50% Ownership Test for the 2026 and 2025 taxable years and expects to satisfy the substantiation and reporting requirements to claim the respective benefits. Therefore, the Company intends to take the position that it is exempt from U.S. federal income tax under Section 883 of the Code during the 2026 and 2025 taxable years. However, there can be no assurance that the Company will continue to satisfy the requirements of the 50% Ownership Test in future taxable years.

12.	Subsequent Events:

Shares repurchased under the Program. Subsequent to the end of the reporting period and through the date these unaudited interim condensed consolidated financial statements were issued, the Company repurchased under the Program 137,481 common shares for aggregate gross amount of $141.

Series A Preferred Shares Limited Waiver. On August 12, 2026, the Company and the sole holder (the “Holder”) of the Series A Preferred Shares entered into a limited waiver (the “Waiver”) pursuant to which, the Holder waived the adjustment that would otherwise have occurred with respect to the applicable dividend rate on the Series A Preferred Shares as a result of the Company’s election to pay the June 30, 2026 dividend on the Series A Preferred Shares in kind. In exchange, the Company shall, at any time on or before December 31, 2026, declare and promptly thereafter pay a restricted stock dividend on the Series A Preferred Shares in an aggregate amount of $1,500 of the Company’s common shares. The Company and the Holder also agreed to clarifications to certain terms of the Series A Preferred Shares.

Equity Incentive Plan. On August 11, 2026 the Company adopted an Equity Incentive Plan (the “Plan”) intended to promote the success of the Company by providing equity-based and other incentive awards to selected employees and other eligible persons whose initiative and efforts are important to the successful conduct of the Company’s business. The Plan is intended to attract, retain, motivate and reward such persons, align their interests with those of the Company’s shareholders and enhance the long-term performance and value of the Company. As of the date these unaudited interim condensed consolidated financial statements were issued, no awards have been granted under the Plan.